Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: January 17, 2017

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION.

17 January 2017

Micro Focus International plc

Announcement regarding the proposed CEO of the Enlarged Micro Focus Group post completion of the Micro Focus/HPE Software Merger

On 7 September 2016, as part of the announcement of the proposed merger of Micro Focus International plc (“Micro Focus”) and the software business segment (“HPE Software”) of Hewlett Packard Enterprise Company (“HPE”), Micro Focus announced that Kevin Loosemore and Mike Phillips would continue as Executive Chairman and Chief Financial Officer respectively of the Enlarged Group following completion of the transaction.

The Board is now pleased to announce that Chris Hsu, currently Chief Operating Officer of HPE and Executive Vice President of HPE Software, will become CEO of the Enlarged Group following completion of the transaction. This appointment will further strengthen the Board and Executive management of the Enlarged Group. As part of its succession plan the Board was fortunate to have multiple internal candidates that were well qualified for the role.

Stephen Murdoch will remain CEO of Micro Focus until completion, and then become COO. Nils Brauckmann will remain CEO of SUSE, which will continue to operate as today. As previously announced, it is intended that Kevin Loosemore will remain Executive Chairman until at least April 2018.

Micro Focus expects to announce further details of Board composition and Executive management of the Enlarged Group when the Prospectus is published in the third quarter of 2017.

Kevin Loosemore commented: “I am delighted that Chris has agreed to take on this key role as CEO of the Enlarged Group and look forward to working with him over the coming years. This merger is a major transformation which needs a strong and fully aligned leadership team. It has been clear from working with Chris over recent months that he and other HPE Software colleagues will be a valuable addition to the Micro Focus senior executive team as we work together to deliver the full potential of this transaction.”

Mr Hsu holds no other Board positions. There are no other details to be disclosed in respect of the requirements of paragraph 9.6.13R of the Listing Rules of the UK Financial Services Authority.

For further information please contact:

Micro Focus International plc

Kevin Loosemore (Executive Chairman)

Mike Phillips (Chief Financial Officer)

Tim Brill (Director, Corporate Communications & IR)

+44 16 3555 6655

Powerscourt (PR adviser)

Juliet Callaghan

+44 20 7250 1446

About Chris Hsu

In addition to his current role as COO of HPE, Chris is head of HPE Software and leads HPE’s Application Delivery Management, Big Data, Enterprise Security, Information Management & Governance and IT Operations Management businesses. He is also responsible for HPE’s Financial Services business, Corporate Strategy and key global operational capabilities, including IT.  Chris joined Hewlett Packard Company in 2014 as Senior Vice President of Organisational Performance to drive operational performance initiatives across the company. He also led the separation of HP into two companies – HPE and HP Inc.

Previous to his roles at HP and HPE, Chris was a Managing Director at the private equity firm Kohlberg Kravis Roberts (KKR) and a leader in the KKR Capstone operating group. Earlier in his career, he held leadership positions at McKinsey & Company, as well as General Mills and was a Captain in the US Army.  Chris graduated as a Distinguished Cadet with a Bachelor of Science in mathematical economics from the United States Military Academy at West Point. He also holds an M.B.A. with distinction from the Kellogg Graduate School of Management at Northwestern University.

About Micro Focus

Micro Focus (LSE: MCRO.L) is a global enterprise software company supporting the technology needs and challenges of the Forbes Global 2,000 (the top 2,000 public companies in the world by as determined Forbes magazine). Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Micro Focus’s Product Portfolios are Micro Focus and SUSE. Within Micro Focus our solution portfolios are COBOL Development and Mainframe Solutions, Host Connectivity, Identity and Access Security, IT Development and Operations Management Tools, and Collaboration and Networking. For more information, visit: www.microfocus.com. SUSE, a pioneer in Open Source software, provides reliable, interoperable Linux, cloud infrastructure and storage solutions that give enterprises greater control and flexibility. For more information, visit: http://www.suse.com.

About HPE Software

HPE Software is a leading global infrastructure software provider that allows customers to automate IT operations to simplify, accelerate and secure business processes. The company offers a broad range of software for enterprises of all sizes across five pillars (I) IT Operations Management, (II) Application Delivery Management, (III) Enterprise Security and Information Management & Governance and (IV) Big Data Analytics. Its software offerings include licenses, support, SaaS and Professional Services across its product portfolio.

The business operates a global footprint spanning the Americas, Asia Pacific & Japan and EMEA regions, engaging with approximately 5,000 partners and over 50,000 customers across the world. The business currently works with 94 of the Fortune 100 companies.

IMPORTANT NOTICE:

The information contained in this announcement is not for release, publication or distribution to persons in any jurisdiction where to do so would breach any applicable law. No public offer of securities is being made by virtue of this announcement.

This announcement has been prepared for the purposes of complying with the applicable laws and regulations of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the United Kingdom.

The release, publication or distribution of this announcement in, into or from jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

NO INCORPORATION OF WEBSITES

Except as otherwise explicitly stated, neither the content of the Micro Focus website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.

NO PROFIT FORECAST

No statement in this announcement is intended as a profit forecast of Micro Focus or a profit estimate of Micro Focus and no statement in this announcement should be interpreted to mean that earnings per Micro Focus share for the current or future financial years would necessarily match or exceed the historical published earnings per Micro Focus share.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Information set forth in this announcement (including information incorporated by reference in this announcement), oral statements made regarding the proposed business combination between Micro Focus and HPE Software announced by Micro Focus on 7 September 2016 (the “Transaction”), and other information published by Micro Focus or HPE may contain certain statements about Micro Focus, HPE and HPE Software that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on Micro Focus, HPE and HPE Software of the Transaction, the anticipated timing and benefits of the Transaction, Micro Focus’ and HPE Software’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of Micro Focus, HPE or HPE Software (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. As such, forward-looking statements should be construed in light of such factors. Neither Micro Focus nor HPE, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur or that if any of the events occur, that the effect on the operations or financial condition of Micro Focus, HPE or HPE Software will be as expressed or implied in such forward-looking statements.  Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Micro Focus’ and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of Micro Focus or HPE Software ; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of Micro Focus, HPE Software and the resulting combined company; business and management strategies and the expansion and growth of the operations of Micro Focus, HPE Software and the resulting combined company; the ability to successfully combine the business of Micro Focus and HPE Software and to realize expected operational improvement from the Transaction; the effects of government regulation on the businesses of Micro Focus, HPE Software or the combined company; the risk that disruptions from the Transaction will impact Micro Focus’ or HPE Software’s business; and Micro Focus’, HPE Software’s or HPE’s plans, objectives, expectations and intentions generally. Additional factors can be found under “Risk Factors” in HPE’s Annual Report on Form 10-K for the fiscal year ended October 31, 2015 and subsequent Quarterly Reports on Form 10-Q.  For a discussion of important factors which could cause actual results to differ from forward looking statements relating to Micro Focus, refer to Micro Focus’s Annual Report and Accounts 2016. Forward-looking statements included herein are made as of the date hereof, and none of Micro Focus, HPE Software or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, Micro Focus undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

NO OFFER OR SOLICITATION

This announcement is for information purposes only and does not constitute a prospectus or offering memorandum or an offer in respect of any securities and is not intended to provide the basis for any decision in respect of Micro Focus, HPE or any other entity and should not be considered as a recommendation that any investor should subscribe for or purchase any such securities. Neither the issue of this announcement nor any part of its contents constitutes an offer to sell or invitation to purchase any securities of Micro Focus, HPE or any other entity and no information set out in this announcement or referred to in other written or oral information is intended to form the basis of any contract of sale, investment decision or any decision to purchase any securities in it.

This announcement does not constitute an offer of securities for sale in the United States or an offer to acquire or exchange securities in the United States of America. No offer to acquire securities or to exchange securities for other securities has been made, or will be made, and no offer of securities has been made, or will be made, directly or indirectly, in or into, or by use of the mails, any means or instrumentality of interstate or foreign commerce or any facilities of a national securities exchange of, the United States of America or any other country or jurisdiction in which such offer may not be made other than (i) in accordance with the requirements under the US Securities Exchange Act of 1934, as amended, a registration statement under the US Securities Act of 1933, as amended, or the securities laws of such other country or jurisdiction, as the case may be, or (ii) pursuant to an available exemption therefrom.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to, amongst other things, the Transaction. The Transaction will be submitted to Micro Focus’ shareholders for their consideration and approval. In connection with the Transaction, Micro Focus will file relevant materials with the SEC, including a registration statement containing a prospectus relating to Micro Focus’ American Depositary Shares to be issued in connection with the Transaction, and Seattle Spinco, Inc., a wholly owned subsidiary of HPE will file a registration statement with the SEC. Micro Focus will mail the prospectus contained in the registration statement to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that Micro Focus and/or HPE may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to Micro Focus free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Micro Focus upon written request to Micro Focus’ investor relations or HPE’s investor relations.